March 6, 2020

Via EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Global Premier Properties Fund

Preliminary Proxy Statement filed on Schedule 14A on February 24, 2020,

SEC Accession No. 0001104659-20-024229

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Standard Investments Inc. on February 28, 2020. The Proxy Statement pertains to annual and special meetings of shareholders of the Aberdeen Global Premier Properties Fund (the “Registrant”). The Proxy Statement will be revised to address the Staff’s comments in a definitive proxy statement to be filed on Schedule 14A (the “Definitive Proxy Statement”).

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:             In the second to last paragraph on page 1 of the Proxy Statement, please add disclosure to clarify what a “plurality” means.

Response:                      The second to last paragraph on page 1 of the Proxy Statement will be revised in the Definitive Proxy Statement to add the following sentence: “Under a plurality vote, the nominees who receive the highest number of votes will be elected even if they receive less than a majority of the votes.”

Comment No. 2:             Immediately before the heading “PROPOSAL 1,” please indicate that such proposal pertains to the Special Meeting.

Response:                      The heading “SPECIAL MEETING PROPOSALS” will be added immediately before Proposal 1 in the Definitive Proxy Statement.

Comment No. 3:            After the fee table, please add the expense example called for by Schedule 14A Item 22(a)(3)(iv).

Response:                      The expense example will be added following the fee table in the Definitive Proxy Statement.

Comment No. 4:            With respect to footnote (g) to the fee table, please disclose whether AAML or ASII has the ability to recoup expenses waived. If so, please briefly describe the terms of recoupment. Please note: The ability to recoup should expire 3 years from the time waived and that any recoupment should not cause the Fund to exceed the limit in place at the time the expenses were waived.

Securities and Exchange Commission

March 6, 2020

Response:                      The Registrant confirms that ASII does not have the ability to recoup Investor Relations Fees that are paid by ASII. See response to Comment No. 5 below regarding the Investor Relations Fees.

AAML does have the ability to recoup expenses waived pursuant to the Expense Limitation Agreement. The following language will be added to the end of footnote (g) to the fee table in the Definitive Proxy Statement:

AAML may request and receive reimbursement from the Fund of the advisory fees waived and other expenses reimbursed pursuant to the Expense Limitation Agreement as of a date not more than three years after the date when AAML limited the fees or reimbursed the expenses; provided that the following requirements are met: the reimbursements do not cause the Fund to exceed the lesser of the applicable expense limitation in the Agreement at the time the fees were limited or expenses were paid or the applicable expense limitation in effect at the time the expenses are being recouped by AAML, and the payment of such reimbursement is approved by the Board on a quarterly basis (the “Reimbursement Requirements”).

Comment No. 5:            Please disclose the terms of the ASII’s investors relations services fee cap referenced in footnote (g) to the fee table. Please disclose whether the fee cap is contractual and if so, how long the agreement extends and who can terminate it.

Response:                      The Registrant will delete references to the Investor Relations Services fee cap from footnote (g) to the fee table in the Definitive Proxy Statement. The Fund did not incur Investor Relations Services fees in excess of 0.05% of its net assets for the fiscal year ended October 31, 2019 so it does not impact the Fund’s Total Annual Fund Operating Expenses or Total Annual Fund Operating Expenses After Expense Waivers or the Expense Example.

Comment No. 6:            Please add tables showing how the Fund’s returns will be impacted by the increased use of leverage in the format required by Form N-2 Item 8(3)(b). See, for example, TCG BDC, Inc., DEF 14A, April 27, 2018.

Response:                      The Registrant will add the disclosure attached hereto as Appendix A to the Definitive Proxy Statement under “More about Leverage and Leverage Risk”.

Comment No. 7:            Under “ADDITIONAL INFORMATION,” please disclose the Fund’s distributor.

Response:                      The Registrant is a closed-end investment company that is not currently conducting any public offerings of its shares, and therefore does not have a distributor. Therefore, no disclosure has been added.

Comment No. 8:            Under “ADDITIONAL INFORMATION – Expenses.,” please explain how the Investment Adviser will bear the costs of the proxy statement “through the operation of the Fund’s expense limitation.” If applicable, please explain that the Fund is operating above its expense cap and that the Investment Adviser has the ability to recoup expenses waived.

Response:                      The first sentence of the section “ADDITIONAL INFORMATION – Expenses.,” has been replaced with the following:

Securities and Exchange Commission

March 6, 2020

The Investment Adviser, or an affiliate, will bear the fees and expenses incurred by the Fund in connection with the Proposals (including, but not limited to, proxy and proxy solicitation costs, printing costs, expenses of holding additional Board and shareholder meetings and related legal fees) by waiving fees or reimbursing expenses because the Fund’s expenses currently exceed the expense limitation set forth in the Expense Limitation Agreement between the Investment Adviser and the Fund. The Expense Limitation Agreement may not be terminated without approval of the Independent Trustees prior to June 30, 2021. The Investment Adviser may request and receive reimbursement from the Fund of the advisory fees waived and other expenses reimbursed pursuant to the Expense Limitation Agreement as of a date not more than three years after the date when the Investment Adviser limited the fees or reimbursed the expenses; provided that the Reimbursement Requirements are met.

Comment No. 9:            The last paragraph of the section “ADDITIONAL INFORMATION – Shareholder Proposals.” states: “The Fund may exercise discretionary voting authority with respect to any shareholder proposals for this Annual Meeting not included in the proxy statement and form of proxy card which are not submitted to the Fund within the time-frame indicated above. Even if timely notice is received, a Fund may exercise discretionary voting authority in certain other circumstances.” Please explain the source for this authority.

Response:                      Pursuant to Rule 14a-4(c)(1), a proxy may confer discretionary authority to vote on a matters for an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first sent its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant sends its proxy materials for the current year. Pursuant to Rule 14a-4(c)(2), a proxy may confer discretionary authority to vote in the case in which the registrant has received timely notice in connection with an annual meeting of shareholders, if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter, subject to certain exceptions.

To clarify the statement referenced in the Staff’s comment, the statement will be revised as follows in the Definitive Proxy Statement:

In accordance with Rule 14a-4(c), t~~T~~he Fund may exercise discretionary voting authority with respect to any shareholder proposals for this Annual Meeting not included in the proxy statement and form of proxy card which are not submitted to the Fund within the time-frame indicated above. Even if timely notice is received, the Fund may exercise discretionary voting authority in certain other circumstances as permitted by Rule 14a-4(c) and SEC guidance related thereto. Discretionary voting authority is the ability to vote proxies that shareholders have executed and returned to the Fund on matters not specifically reflected on the form of proxy card.

Securities and Exchange Commission

March 6, 2020

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,
/s/ Katherine A. Corey, Esq.
Katherine A. Corey, Esq.

cc:	Lucia Sitar, Esq., Aberdeen Standard Investments Inc.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Neesa Sood, Esq., Willkie Farr & Gallagher LLP

Securities and Exchange Commission

March 6, 2020

Appendix A

The following tables illustrate the effect of leverage on returns from an investment in the Fund’s common stock, based on (1) the actual amount of borrowings incurred by the Fund as of the end of its most recent fiscal year, October 31, 2019, which represented approximately 6.3% of the average daily value of the Fund's Managed Assets, and (2) borrowings representing 20% of the average daily value of the Fund’s Managed Assets, as set forth in this Proposal 2, in each case at an average annual interest rate of 3.17% and assuming annual returns on the Fund’s portfolio (net of expenses) of -10%, -5%, 0%, 5% and 10%. The calculations in the tables below are hypothetical, and actual returns may be higher or lower than those appearing in the tables below.

	Effects of Leverage Based on the Actual Amount of Borrowings Incurred by the Fund as of October 31, 2019
Assumed annual returns on the Fund’s portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to common shareholder	(10.20)%	(5.20)%	(0.20)%	4.80%	9.80%

Based on outstanding indebtedness of $37,522,433 (representing approximately 6.3% of the average daily value of the Fund’s Managed Assets) as of October 31, 2019, and the average annual interest rate of 3.17%, the Fund’s investment portfolio at fair value would have had to produce an annual return of approximately 0.20% to cover annual interest payments on the outstanding debt.

	Effects of Leverage Based on the Pro Forma Amount of Borrowings Proposed to be Incurred by the Fund under Proposal 2
Assumed annual returns on the Fund’s portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to common stockholder	(10.85)%	(5.85)%	(0.85)%	4.15%	9.15%

Based on estimated indebtedness of $140,700,000 (representing approximately 20% of the average daily value of the Fund’s Managed Assets), and an average annual interest rate of 3.17%, the Fund’s investment portfolio at fair value would have to produce an annual return of approximately 0.85% to cover annual interest payments on the estimated debt.